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October 20, 2010

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director
Johnny Gharib, Staff Attorney
James Peklenk, Staff Accountant

Re:	Complete Genomics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-168439

Ladies and Gentleman:

On behalf of Complete Genomics, Inc. (the “Company” or “Complete Genomics”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2010 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 3, three of which have been marked to show changes from the prior filing of the Registration Statement. The Company is respectfully requesting confidential treatment for certain portions of this response letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§200.83. The Company is requesting confidential treatment for the redacted information because of the commercially sensitive nature of the information.

Amendment No. 3 has been revised to reflect the Company’s responses to the comments received by facsimile on October 19, 2010 from the staff of the Commission (the “Staff”) and to respond to a comment received by facsimile from the Staff on August 27, 2010. For ease of review, we have set forth below the numbered comments of your letters and the Company’s responses thereto.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO CERTAIN PORTIONS OF THIS DOCUMENT. THE INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

United States Securities and Exchange Commission

October 20, 2010

STAFF LETTER DATED OCTOBER 19, 2010

Prospectus Summary, page 1

1.	We have reviewed your response to prior comment 1. Please include a summary of the relevant information provided in your response, including your discussion of why you believe the quality, cost and scale of your technology is superior.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 69 and 72 of Amendment No. 3 to include a summary of the information the Company previously provided in its letter dated October 12, 2010 in support of its belief that its technology is superior in quality, cost and scale to that of other commercially available technology.

STAFF LETTER DATED AUGUST 27, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 49

27.	Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comment in this regard when the amendment containing that information is filed. In that amendment, please progressively bridge management’s fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Response: The Company respectfully acknowledges the Staff’s comment. The information the Company provided in its supplemental filing of October 12, 2010 is incorporated by reference herein.

The Company further advises the Staff of the following:

1) On July 16, 2010 and July 27, 2010, the Company granted options to purchase an aggregate of 474,256 options to purchase its common stock to 71 employees and two of its directors. Two of the Company’s executive officers received stock option grants in July 2010 for an aggregate of 170,922 shares of common stock. On September 21, 2010 and September 24, 2010, the Company granted options to purchase an aggregate of 134,750 shares of its common stock to 12 employees and one of its directors. None of the Company’s executive officers received any stock option grants in September 2010.

2) The Company in consultation with its underwriters has not yet determined its narrowed two dollar ($2.00) IPO price range that it will include in its circulated preliminary prospectus. Consequently, the Company respectfully requests that the Staff consider the Company’s response herein in the context of any two dollar ($2.00) price range between the currently contemplated price range of $[***] to $[***]. The Company advises the Staff that when the bona fide two dollar ($2.00) IPO price range is determined, it will supplementally provide that range to the Commission.

3) The Company anticipates including in its future pre-effective amendment to its Registration Statement the following language on page 57, following the end of the

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO CERTAIN PORTIONS OF THIS DOCUMENT. THE INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

United States Securities and Exchange Commission

October 20, 2010

discussion of its fair market value determination for the period of September 21, 2010 to September 24, 2010:

“While the midpoint of the price range for our initial public offering of $[    ].00 per share is greater than the most recent valuation of our common stock of $6.85 per share determined by our board of directors in connection with the grant of stock options in September 2010, there are three primary factors that account for the increase. The first is the differences in valuation methodology our board of directors utilized prior to this offering compared to the methodology utilized in consultation with the underwriters for purposes of this offering. In particular, because the PWERM analysis is a probability-weighted approach, the resulting common stock valuation reflects the potential for liquidity events other than an initial public offering, which inherently decreases the common stock valuation due to both discounting for present value and the mix of other expected business equity values that are lower than the initial public offering scenarios. In contrast, our initial public offering price range necessarily assumes that the initial public offering has occurred, that a public market for our common stock has been created and that our preferred stock has converted into common stock in connection with the initial public offering. Accordingly, this price range excludes any marketability or illiquidity discount for our common stock, which were appropriately taken into account in our board’s fair market value determination in September 2010. The second factor that accounts for this increase is the continued development and momentum of growth in our business. In determining our price range, we, in consultation with our underwriters, considered our demonstrated progress in obtaining and fulfilling genome orders and shipping genomic data during the third quarter, as well as the apparent in increase in demand for our service, as suggested by the increase in order backlog at September 30, 2010.

The third factor that accounts for the increase in the price range of our initial public offering over the prior common stock valuation is a result of new comparable valuation data available after our board’s September 2010 valuation determination. Specifically, one of our potential competitors, Pacific BioSciences, filed a pre-effective amendment to its registration statement on October 5, 2010, disclosing an estimated range for its initial public offering price, which reflects a significant implied value of Pacific BioSciences on a pre-offering basis. In addition, Life Technologies announced a definitive agreement to acquire Ion Torrent, one of our potential competitors, for $375 million in cash and stock, with the possibility of $350 million in additional cash and stock consideration to be paid upon the achievement of certain milestones. Although the consideration to be paid in the acquisition of Ion Torrent was known in August 2010, our board believed that the underlying valuation represented a significant

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO CERTAIN PORTIONS OF THIS DOCUMENT. THE INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

United States Securities and Exchange Commission

October 20, 2010

strategic premium, and, as such, our board believed that it could not rely on the Ion Torrent valuation as a comparable data point in isolation. However, these two comparable valuations, when analyzed in combination, represented very significant comparable valuation data points for determining our initial public offering price range.”

* * *

We hope the foregoing answer is responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3078 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Greg Chin

Greg Chin

of LATHAM & WATKINS LLP

cc:	Clifford A. Reid, Complete Genomics, Inc.

Ajay Bansal, Complete Genomics, Inc.

Donald J. Murray, Dewey & LeBoeuf LLP

Arash Aminian-Baghai, Dewey & LeBoeuf LLP

Alan C. Mendelson, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO CERTAIN PORTIONS OF THIS DOCUMENT. THE INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.